UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 9, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       ABN AMRO’s international mobile communications to KPN; dated August 1, 2005

•                       H1 2005 Results: Outlook improves; Interim dividend increases, dated August 9, 2005

Press release

ABN AMRO’s international mobile communications to KPN	Date
1 August 2005

Number
036pe

ABN AMRO is outsourcing the majority of its worldwide mobile telecommunications to KPN.  KPN acts as the principal contractor and will in turn contract other mobile operators worldwide.  In Europe, KPN subsidiary Sympac will take care of the supply, management and maintenance of the mobile phones and Blackberry units used by ABN AMRO personnel.  The five-year contract covers mobile connections for 22,000 bank personnel in 17 countries, including Australia, the US, Brazil, Hong Kong and the Netherlands.  Incorporating all mobile activities (voice and, data) in a single contract will allow the banking group to achieve significant savings.

Sympac, the European mobile service provider KPN established earlier this year, works closely together with the KPN subsidiaries BASE (Belgium), E-Plus (Germany) and KPN Mobile The Netherlands for this new form of service provision.  In other countries, Sympac enters into subcontracts with local mobile operators.  As Sympac offers mobile communication solutions fully geared to the client’s wishes in a single contract regardless of national boundaries, multinational companies are provided with just one account and a uniform, easily contactable customer service.  In addition to this convenience, a Sympac contract offers significant cost-saving opportunities.

Peter Josse, program director for telecommunications and networks at ABN AMRO: “This contract with KPN gives us a single vendor for all our mobile services.  This deal will mean improved service for the bank’s employees as well as delivering significant savings.”

“With Sympac, KPN brings together the best national telecom operators in order to be able to offer multinational clients a total solution for all their mobile telecommunications needs.  User convenience at substantially lower cost,” in the words of Sympac managing director Brian Stout.

Press release

Date
9 August 2005
Number
H1 2005 Results	037pe
Outlook Improves; Interim dividend increases

CONTENTS		Group Financial Highlights
CEO’s statement
Divisional Financial Highlights
Group Financial Review
Group Operating Review
Operating Review Fixed Division
~Segment Consumer
~Segment Business
~Segment Wholesale and Operations
Operating Review Mobile Division
~Mobile The Netherlands
~E-Plus
~BASE
Operating Review Other Activities
Performance versus Outlook
Revised Outlook
Interim Dividend
Share repurchase program update

Appendices
	(A)	Consolidated Statement of Income
	(B)	Consolidated Balance Sheet
	(C)	Consolidated Cash Flow Statement
	(D)	Statement of Changes in Shareholder’s Equity
	(E)	Segmental analysis: Key Financial and Operating Metrics
	(F)	Additional information: MTA impact

Corporate Communication	Investor Relations
Press Office
Tel: +31 70 4466300	Tel: +31 70 4460986
E-mail: press@kpn.com	E-mail: ir@kpn.com

Group Financial Highlights             Strong Free Cash Flow continues

Q2 2005	Q2 2004	IFRS, in millions of euro, unless indicated otherwise	YTD 2005	YTD 2004
2,950	2,910	Operating revenues	5,840	5,854
556	680	Operating profit	1,072	1,355
239	398	Profit for the period	512	812
0.10	0.16	Earnings per share (in euro)	0.22	0.33

899	848	Cash flow from operating activities	1,721	1,801
324	377	Less: capital expenditures (in PP&E and software)	556	684
575	471	Free cash flow	1,165	1,117

556	680	Operating profit	1,072	1,355
608	528	Add: depreciation, amortization and impairments	1,186	1,082
1,164	1,208	EBITDA	2,258	2,437

•                  YTD Free Cash Flow EUR 1,165m, up 4.3%

•                  Committed to delivering returns to shareholders:

•                  Interim dividend of EUR 0.13 declared, up EUR 0.05

•                  Share repurchase program of EUR 250m announced

•                  YTD operating revenues: flat including EUR 129m MTA tariff reduction, as guided

•                  YTD EBITDA decreased -7.3%, -3.8% for outlook purposes, better than guidance

•                  EBITDA outlook improved from high-single digit to mid-single digit decline

•                  Q2 performance adds to confidence:

•                  Continued investment in customer base delivers top-line growth: operating revenues increased by 1.4%

•                  Cash flow from operating activities up 6.0%

•                  EBITDA down by 3.6%, versus 11.0% in Q1

•                  Profit for the period affected by higher amortization impairment and increased taxation (EUR 52m of which EUR 60m due to legislation change in Belgium)

Ad Scheepbouwer, CEO of KPN, said:

“There has been a change of pace at KPN this year.  We have put our innovation initiatives in high gear, and the roll out of our strategy to attack new revenue opportunities, defend our leading share for traditional services and exploit a structurally lower cost base is on track.  We are delivering on our promises, with increased revenues and an improving margin at KPN Mobile The Netherlands.  In the second quarter we continued to lay the foundations for future success strengthening our mobile portfolio with the intended acquisition of Telfort, and the introduction in Germany of the multi-brand strategy which has been an important driver of our success in Belgium.  With the launch of consumer VoIP services we took the first steps in our migration to an all IP network, the future basis for all our services.

Our initiatives are proving to be well targeted in today’s market and both our mobile and fixed customers have shown an encouraging response to our sharper focus and tailored offerings for specific segments.  The market remains challenging, but the Board believes that KPN is now well placed, with the right strategy, and we look forward to the second half of the year with increased confidence.”

Divisional Financial Highlights                   Fixed Division

Q2 2005	Q2 2004	IFRS, in millions of euro	YTD 2005	YTD 2004
1,732	1,794	Operating revenues	3,455	3,647
602	599	- Consumer	1,212	1,219
663	734	- Business	1,340	1,498
1,253	1,313	- Wholesale & Operations	2,486	2,663
-786	-852	- Other (incl. intercompany revenues)	-1,583	-1,733
1,367	1,336	Operating expenses	2,678	2,749
352	338	Of which: deprec., amortization and impairments	659	674
365	458	Operating profit	777	898
89	98	- Consumer	188	174
94	91	- Business	169	189
185	271	- Wholesale & Operations	418	535
-3	-2	- Other	2	0

•                  Q2 operating revenues down 3.5%, of which 2.8% related to MTA, helped by one more working day versus the same period last year.  Q2 operating expenses up EUR 31m or 2.3%, including an impairment of EUR 40m relating to SNT

•                  Stabilization of operating revenues for consumer segment confirmed, as declining voice and dial-up internet revenues were compensated for by growth in ADSL

•                  YTD decrease in operating revenues in business segment matched by a similar decrease in operating expenses delivering a stable operating profit margin

•                  YTD operating profit of wholesale and operations decreased, mainly as a result of an impairment on the goodwill of SNT (EUR 40m), lower inter-company revenues (mainly from business) and lower international traffic revenues

•                  Quarterly trend in operating profit disturbed by restructuring charges

Divisional Financial Highlights                   Mobile Division

Q2 2005	Q2 2004	IFRS, in millions of euro	YTD 2005	YTD 2004
1,422	1,296	Operating revenues	2,729	2,532
586	562	- The Netherlands	1,143	1,118
710	640	- E-Plus	1,350	1,228
138	104	- BASE	260	206
-12	-10	- Other (incl. intercompany revenues)	-24	-20
1,241	1,058	Operating expenses	2,440	2,068
252	178	Of which: deprec., amortization and impairments	511	382
181	238	Operating profit	289	464
175	182	- The Netherlands	313	381
-10	69	- E-Plus	-48	101
23	-8	- BASE	39	-11
-7	-5	- Other	-15	-7

•                  Q2 Operating revenues up 9.7%

•                  Q2 Service Revenues(1) up 10.7%, with all three operators contributing to growth

•                  Q2 Operating expenses up due to continued investment in customer base and UMTS amortization (EUR 64m)

•                  Strong momentum in performance in Belgium maintained

•                  Germany strategy being revised as part of Mobile International alignment

(1)          In addition to operating revenues and in line with industry practice, we refer to service revenues in addition to operating revenues.  Service revenues are operating revenues minus equipment sales and other operating revenues.

GROUP FINANCIAL REVIEW

Q2 Operating revenue performance improved over Q1 - YTD flat

Operating Revenues

A EUR 40m or 1.4% increase in second quarter operating revenues to EUR 2,950m (2004: EUR 2,910m), despite a EUR 67m negative impact from MTA, almost compensated for the decline incurred in the first quarter and resulted in flat operating revenues year-to-date.

The slow, but on-going decrease of operating revenues in the Fixed division (EUR 62m, or 3.5%), mainly driven by MTA (EUR 51m, or 2.8%), was more than offset by a continuing strong increase in operating revenues in the Mobile division (EUR 126m, or 9.7%), despite a EUR 45m hit to operating revenues due to MTA.(2)

(2)          MTA was lowered in the Netherlands again in December 2004, while first time introduction in Germany took place on December 15, 2004

Operating Expenses

Operating expenses increased mainly in the Mobile division and resulted from UMTS amortization, which commenced in Germany and the Netherlands in Q3 2004, ongoing investments in the mobile customer bases and from higher traffic costs due to higher traffic volumes.  In the Fixed division, we impaired EUR 40m on goodwill related to former SNT companies following the merger.

Operating Profit

In the second quarter of 2005, KPN achieved an operating profit of EUR 556m (2004: EUR 680m).

Financing costs

Net financing costs decreased by 13.7% from EUR 139m in the second quarter of 2004 to EUR 120m in 2005.  This decrease was mainly the result of the refinancing program, which resulted in lower interest charges in 2005.

Income tax charges

Total income taxes in the second quarter of 2005 increased substantially to EUR 201m (Q2 2004: EUR 149m), of which EUR 60m was due to a reduction of the deferred tax asset within BASE as a result of changed tax legislation in Belgium.

Cash Flow

In the second quarter, cash flow from operating activities saw a significant improvement.  The refinancing program executed in 2004 resulted in lower interest payments (and charges), while lower tax payments in the Netherlands also contributed to the increase in operating cash flow.

Gross debt increased temporarily as KPN took advantage of recent favourable market conditions to issue EUR 1 billion Eurobond early for redemptions in Q4/05

Debt

The increase of gross debt in the second quarter of EUR 714m resulted from a EUR 1 billion Eurobond issued under KPN’s Global Medium Term Note Program which will be used to repay EUR 1.3 billion of debt maturing in October and November 2005.  This bond has a maturity of ten years and a coupon of 4%.

As of June 30, 2005, net debt(3) amounted to EUR 8.2 billion compared to EUR 7.4 billion as of March 31, 2005 and EUR 7.9 billion as of December 31, 2004, the increase being caused by the payment of the 2004 final dividend totaling EUR 609m, and shares repurchased under the share repurchase program.  In Q2, KPN redeemed a total of EUR 279m, consisting of a syndicated loan of EUR 204m, SNT loans (EUR 32m), E-Plus financial leases (EUR 23m) and private loans (EUR 18m).  Cash and cash equivalents decreased by EUR 74m.

(3)          The book value of interest bearing financial liabilities plus the fair value of financial instruments related to these financial liabilities minus cash and cash equivalents.

Share repurchase program

On June 13, 2005, KPN completed its EUR 985m share repurchase program.  During the second quarter 114 million shares were repurchased for an average price of EUR 6.67 per share for a total amount of EUR 757m, as part of the EUR 985m share repurchase program.  Furthermore KPN repurchased 5.2 million shares for a total amount of EUR 33m, to cover obligations from personnel option plans.  The program consisted of EUR 485m carried over from 2004 and EUR 500m as announced on March 1, 2005.  A total of 146 million shares have been repurchased in 2005 at an average price of EUR 6.74 per share.  The majority of these shares, 82%, were purchased via the secondary trading line, which was introduced for reasons of tax-efficiency.  The cancellation of the shares, representing 6.3% of the total number of shares outstanding, is scheduled to take place before year-end.

EUR 980 m acquisition of Telfort announced

Acquisitions

On June 28, 2005, KPN reached an agreement in principle to acquire Telfort, a Dutch mobile operator with 2.4m subscribers, for a total consideration of EUR 980m on a debt and cash free basis.  Depending on specific performance criteria this amount could be increased by a maximum of EUR 140m.  The acquisition is subject to approval by the Dutch anti-trust authority NMa.

Credit ratings confirmed unchanged

Credit ratings

Following the announcement of the bond issue and the acquisition of Telfort in the second quarter, our credit ratings have been confirmed unchanged as A- with stable outlook (Standard & Poor’s) and Baa1 with stable outlook (Moody’s).

GROUP OPERATING REVIEW

Restructuring initiatives on track; workforce in the Netherlands reduced by 5% YTD

Restructuring, restructuring charges and workforce

Execution of the restructuring initiatives, intended to align the strategy and organizational design at both the Group level and the Fixed Division are on track.  During the second quarter, both KPN’s Mobile Headquarters organization and KPN Services were dismantled.

The restructuring of the Fixed Division was completed by April 1, 2005.  The new structure is designed to ensure greater focus on revenue generation in the market and tighter cost management.  In the new structure, Network Operations and Wholesale (focusing on operational assets, costs and operational excellence) have been separated from two retail units, Consumer and Business (focusing on customers, customer acquisition, revenues and margin).  For greater detail on these initiatives, we refer to a presentation dated July 6, 2005, which can be found on our website (www.kpn.com/investorrelations).

Following these restructuring initiatives, KPN’s workforce in the Netherlands was reduced by 1,070 FTE’s, or 5%.  As of June 30, 2005, KPN employed a total of 26,900 FTEs (December 31, 2004: 28,056 FTEs), of which 20,195 FTEs (December 31, 2004: 21,265 FTEs) were based in the Netherlands.  Total restructuring charges during the first half year amounted to EUR 32m, of which EUR 17m related to the Fixed division, EUR 14.5m to Other activities and EUR 0.5m to the Mobile division.  In the second quarter of 2005, restructuring charges amounted to EUR 8m.

KPN intends to challenge draft decisions market analysis

Regulation

On July 1, 2005, OPTA published their draft decisions market analysis (under the new regulatory framework) in relation to several markets relevant to the Fixed division.  Although KPN welcomes the deregulatory stance OPTA has taken on retail international voice, retail leased lines and wholesale ADSL, KPN strongly disagrees with various other draft decisions, in particular those on VoIP, wholesale line rental, and transit.  KPN intends to challenge these draft decisions.

Operating Review Fixed Division

General

On May 28, 2005, the merger between KPN and SNT was completed.  KPN intends to restructure the call center activities of the former SNT, which will result in a reduction of workflow for call center agents and which is expected to result in a reduction of around 500 FTEs agents and 130 FTEs staff by the end of 2005.  It is anticipated that this reduction will take place via natural attrition and the phasing out of temporary personnel.

Execution of the Attack, Defend and Exploit strategy is well on track.

Good performance in consumer market continues: KPN’s ISP market share up in maturing broadband market; VoIP launched; voice market shares(4) up for the first time

(4)          Market share base - traditional voice (excluding VoIP)

Consumer Segment

In Q2 2005, the number of broadband customers continued to increase, despite the fact that growth of the total broadband market slowed down.  The total ‘ADSL by KPN’ customer base increased to almost 1.6 million customers by the end of June 2005 (2004: 1.1 million), representing a market share(5) of 43.8%, of which over 1.1 million were from KPN’s own ISPs.  KPN’s retail broadband market share(6) increased to 32.3% by the end of June 2005, compared to 31.8% by the end of March 2005 and 26.1% by the end of June 2004.  After the end of the second quarter, on July 26, 2005, we completed the acquisition of over 60,000 KPN ADSL customers from Tiscali.

(5)          Defined as KPN’s share of the total broadband market in number of customers (including broadband offered by cable operators)

(6)          Defined as the market share consumer broadband of KPN ISP’s and Direct ADSL (including Freeler and CistroN).

The KPN TV footprint was further expanded and, as of June 30, 2005, ‘Digital TV by KPN’ had already achieved over 70,000 customers.  The implementation of IP TV is well on track and IP TV, delivered via the fixed ADSL 2+ network will be introduced in the market later this year.  With the successful completion of these initiatives the consumer will have a real alternative to existing cable TV offerings.

In Q2 2005, KPN launched ‘Internetplusbellen’, KPN’s brand name for ‘Voice over IP’ (VoIP) services.  The further rollout of VoIP, both in terms of consumer reach and portfolio depth, will take place during the next two quarters.

KPN Hotspots (mobile broadband) and Nederlandse Spoorwegen (the national railway operator in the Netherlands) have signed an agreement to provide railway stations and platforms with KPN Wi-Fi DSL.  KPN and NS are investigating the possibilities of a rollout of Wi-Fi in trains.

In Q2 2005, KPN’s market share(7) in the traditional voice market saw an increase for the first time.  Customer loyalty improved, evidenced by almost 1.45m customers (28% of KPN’s total residential customer base, up from 19% last year) that have chosen our BelPlus packages.  The introduction in Q2 of new packages in combination with next-generation DECT phones proved to be very successful.

(7)          Based on minutes excluding VoIP

Competition remains fierce in Business

Business Segment

Further growth was realized in IP-VPN and Ethernet-VPN customers and connections, despite fierce competition.  Marketing campaigns for KPN’s DSL offering for SMEs (Office DSL) were intensified.  During the second quarter, KPN introduced paying by debit card or credit card by DSL for retail businesses.  This offer is the first xDSL based paying service which is certified by Interpay, the national clearing platform for non-cash payments.  Several business customers have already opted for our new mobile-fixed integrated service “One”, a Managed-VPN solution for secure access to office-networks with wireless and cellular applications anywhere.

In Q2 2005, several major ‘Managed IT Services’ contracts were concluded, including BDO and Nippon Express.  Zeeman Group chose KPN as the international network provider for MPLS VPN-solutions between all 950 European branches and their head-office. In the business voice market, the “Best Offer” program, expanded with “BelZakelijk Company” on June 1, 2005, targeted at customers with more than one business establishment, was succesfully introduced.  Over 220,000 customers opted for BelZakelijk covering about 29% of all business sites, representing a 33% market penetration in the primary target group of small and medium-sized enterprises (SMEs).

VoIP for business which offers a DSL solution for telephony and internet will be introduced later this year for SME’s (Small and Medium-sized Enterprises).

A more sophisticated integrated service for Corporate customers is expected to be introduced in the first quarter of 2006.  KPN is also participating in the FMCA (Fixed-Mobile Convergence Alliance)(8) in order to develop a seamless integrated service between mobile, fixed and broadband solutions.

(8)          Members include o.a. British Telecom, Swisscom, France Télécom, Belgacom, Telecom Italia, Auna, NTT, Korea Telecom

Wholesale and Operations

Wholesale and Operations Segment

In Q2 2005, a partnership agreement was signed with Telefónica Wholesale which will enable KPN to offer corporate customers seamless, reliable and secure connectivity, and fully managed networking solutions across the USA, Latin America and Europe.

Further initiatives in Fixed Division

KPN continues to strengthen its position in the Voice, Internet and TV market.  The upgrade of the ADSL network to ADSL2+ is expected to be completed before the end of the year. ADSL2+ access technology will enable the introduction of high-speed Internet Access Services and IPTV later in the year, as well as Delay TV and Video on Demand over DSL. KPN continues to be interested in purchasing Nozema services which deliver terrestrial broadcast services for both TV and radio with a view to facilitating an expedient national rollout of digital terrestrial TV (DVB-T). KPN’s participation in the TV market is driven by the objective to drive new revenue streams and to reduce churn. KPN has set an initial market share target in the TV market of 10%.

Pilot projects for Mobile TV have been started, while broadband-based VDSL services will be launched in the third quarter.

Operating Review Mobile Division

KPN’s mobile operators aim to optimise performance by developing tailor made offers for specific customer segments and presenting these under differentiating and exclusive labels, either own brands or those of strong partners, thereby moving from a traditional ‘push’ to a ‘customer pull’ strategy. The mobile division continued implementing this strategy in the second quarter, registering progress across the board.

Customer numbers were up at all three operators, bringing the total mobile customer base to 18 million, up 15% from the same period in 2004 and up 1.4% on the previous quarter. The focus on growth in valuable segments was reflected in the stronger increase in contract customers (up 21% year on year) versus prepaid (up 11%); indeed in Germany and the Netherlands, net customer growth in the second quarter was wholly attributable to additions to the post-paid base. Customer growth was in turn the main driver behind increased revenues, to which all three operators contributed. Total operating revenues for the mobile division rose by 9.7% to EUR 1,422m from EUR 1,296m one year ago; service revenues grew even more strongly, up 10.7% to EUR 1,327m from EUR 1,199m in the second quarter 2004.

Although all three operators were also able to improve EBITDA margins quarter on quarter as acquisition spend was reduced, the EBITDA margin saw a year-on year decrease to 30.5% from 32.1% in the corresponding period last year.

The Netherlands

KPN Mobile The Netherlands

In the Netherlands, the second quarter saw a focus on the continued growth of the contract customer base via the brands KPN and Hi. By the end of the quarter, the customer base reached 6.3 million, up 17% from 5.4 million a year previously, and a net increase of 23,000 customers on Q1. Customer growth was wholly attributable to postpaid, where we were able to add 91,000 customers; the number of prepaid customers decreased slightly. KPN was therefore able to improve the customer mix for the second quarter running and 38.3% of the customers are now contract customers.

Compared to the second quarter of 2004, operating revenues increased 4.3%, up from EUR 562m to EUR 586m. Service revenues increased more strongly still, at EUR 569m up 6.0% from EUR 537m.

The EBITDA margin in the second quarter was 39.8%, putting it on a par with the Q2 2004 level of 39.7%, and giving an average margin of 37.4% for the first half of 2005.

Germany

E-Plus

In May, E-Plus launched simyo, the first no-frills mobile brand on the German market. simyo aggressively challenges accepted market practices, giving customers discount tariffs for basic mobile voice and text services, and is only available online as a sim-only prepay offering. The first results of Simyo sales are encouraging. As of August 1, 2005. E-Plus has also introduced a further tailored brand to Germany, BASE, again offering customers a new proposition previously unavailable on the market, this time a sim-only flat-fee for contract customers.

During the quarter, our German customer base grew to almost 9.8 million, up 12% on the same period of 2004. This net increase of 146,000 on the previous quarter was wholly attributable to postpaid growth, which led to a further improvement in the quality of the customer mix; contract customers now make up 51.4% of the total base in Germany. E-Plus’ market share in Germany remained steady at 13.3%, up from 12.9% a year earlier. Mobile penetration in Germany reached 90% in the quarter.

Operating revenues were up 10.9% year on year at EUR 710m, up from EUR 640m last year. Service revenues were also up 10.9% on the previous year, increasing to EUR 622m from EUR 561m. Compared to Q2 2004, operating profit and EBITDA margin were both negatively impacted by investments in growing the customer base (EUR 30m) and MTA tariff reductions (EUR 19m). The EBITDA margin in Germany remained relatively stable compared to the first quarter at 21.7% (Q1: 21.1%).

Belgium

BASE

In the second quarter, BASE continued the successful implementation of its strategy of a segmented, multi-brand market approach combined with outsourcing non-core activities and wholesale business development.

BASE added a total of 87,000 customers in the second quarter, taking the total base to 1.85 million, up 28.6% on the same period last year. This growth came predominantly from an increase in prepaid customers.

Operating revenues increased 32.7% year on year to EUR 138m from EUR 104m. Service revenues showed a slightly stronger increase, up 34.7% from EUR 101m to EUR 136m. At 37.7%, a solid EBITDA margin performance was maintained, up slightly from 36.9% in the previous quarter and up significantly on the previous year’s 24.0%.

BASE has a share of over 18%, up from 16% last year, of the total Belgian mobile market where penetration levels are above 90%. BASE’s approach to successfully segmenting the market has resulted in 43,000 customers for its Ay Yildiz brand designed for Turkish customers; this represents around one-third of the Turkish population in Belgium.

Operating Review Other

Other activities

Second quarter operating revenues for Other activities decreased by EUR 38m due to the fact that last year it included a book profit on the sale of PTC (EUR 20m) and EUR 25m of revenues from PanTel, which was sold at the end of the first quarter of 2005. In addition, revenues at Xantic decreased by EUR 7m due to the sale of certain activities.

Performance versus Outlook

Performance versus Outlook

YTD operating revenues were nearly flat (+0.7%), while YTD EBITDA was down 3.8%. In order to compare the actual performance with our Outlook comments of March 1, 2005, we exclude restructuring charges over EUR 20m per event, as we expect these to exceed EUR 20m on an annual basis, and book gains or losses over EUR 20m per event. Year-to-date, free cash flow reached a level of EUR 1,165m, while capex stood at EUR 556m at the end of the first half year.

Outlook

Guidance metrics	Outlook as given on March 1, 2005

Operating revenues	Flat, including MTA reductions
EBITDA	Decline by high single digit figure with greatest impact in Q1
Capex	~ EUR 1.7 bn
Free cash flow	> EUR 2.0 bn

Performance versus Outlook

Q2 2005	Q2 2004	IFRS, in million of euro, unless ind. otherwise	YTD 2005	YTD 2004
2,950	2,910	Operating revenues - reported	5,840	5,854
—	-20	Disposal PTC (Q2) / Eutelsat (Q1)	—	-56
2,950	2,890	Operating revenues - adj. for comp. with guid.	5,840	5,798
2.1%	xxxxx	year-on-year difference	0.7%
1,164	1,208	EBITDA - reported	2,258	2,437
—	-20	Disposal PTC (Q2) / Eutelsat (Q1)	—	-56
8	—	Restructuring charges	32	—
1,172	1,188	EBITDA - adjusted for comp. with guid.	2,290	2,381
-1.3%		year-on-year difference	-3.8%

Outlook improves on the back of improved business performance and capital discipline

Revised Outlook
On March 1, 2005 KPN issued the Outlook for the fiscal year ending December 31, 2005, expecting EBITDA to decline by a high single digit number. The year-to-date decline for outlook purposes is -3.8%. On the back of improved business performance KPN confidently increases its EBITDA outlook from a high-single to a mid-single digit decline.

2005 Interim dividend EUR 0.13, up EUR 0.05

Dividend
In the second quarter of 2005, the final dividend for 2004 was paid (EUR 609m, or EUR 0.27 per share). Total 2004 dividend amounted to EUR 799m, or EUR 0.35 per share.

In line with KPN’s dividend policy (35 to 50% percent of free cash flow) announced in March 2005 (the payout ratio for 2004 was 35%) an interim dividend of EUR 0.13 is being declared for 2005, an increase of EUR 0.05 versus the 2004 interim dividend of EUR 0.08.

Additional share repurchases of EUR250m announced

Share repurchase program
In addition to the interim dividend, a further EUR 250m share repurchase program  was announced today, delivering on the commitment that excess cash will be  returned to shareholders.

Accounting Principles

All figures in this report are unaudited and based on IFRS.  For further details on the transition from Dutch GAAP to IFRS, we refer to our press release dated April 18, 2005. For a discussion on our IFRS accounting policies, we refer to our report on the first quarter of 2005, dated May 10, 2005.

GENERAL

Reporting principles

This press release contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies.

We define EBITDA as operating profit before depreciation and impairments of PP&E and amortization and impairments of goodwill, licenses and other intangibles. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that our definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analyses of our results as reported under IFRS or US GAAP.

In the past, EBITDA was used as a measurement of certain aspects of operational performance and liquidity. We have used EBITDA as a component of our guidance. In view of the implementation of IFRS, and the resulting volatility of amortization, we believe that this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. We do not view EBITDA as a measure of performance. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating profit) will be provided.

Going forward, we will continue to make comparison between guidance and actuals. For the purpose of this comparison, a number of items will be excluded:

- restructuring charges over EUR 20m per event

- impairments over EUR 20m per event

- book gains or losses over EUR 20m per event

We define free cash flow as ‘Cash flow from operating activities’ minus ‘Capital expenditures’ defined as expenditures on Property, Plant and Equipment and software.

Safe harbor

Certain statements contained in this quarterly report constitute forward looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on our operations, the OPTA investigation into discounts given in breach of OPTA regulation, our and our joint ventures’ share of new and existing markets, general industry and macro-economic trends and our performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in our 2004 Annual Report and Form 20-F. All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies. Certain figures may be subject to rounding differences. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise. For IFRS, we refer to the disclaimer in our press release dated April 18, 2005. Please note that IFRS accounting policies are not yet final and may change as a result of (amongst others) changes in IFRS standards and interpretations, changes in regulatory requirements, additional review and analyses (including market trends) and audit procedures.

Profile

KPN offers telecommunication services to both consumers and businesses. Our core activities are telephony and data services through our fixed network in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. We are market leader in the major segments of the Dutch telecom market and are actively growing our market share in the new IP and DSL markets. Through E-Plus in Germany and BASE in Belgium, we hold strong positions in the mobile markets of these countries. As of June 30, 2005, we served 7.2m fixed-line subscribers and 2.1m Internet customers in the Netherlands as well as 18.0m mobile customers in Germany, the Netherlands and Belgium, while we employed 29,546 individuals (26,900 FTEs). We were incorporated in 1989. Our shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Appendices

Financial Statements

(A)	Consolidated Statement of Income
(B)	Consolidated Balance Sheet
(C)	Consolidated Cash Flow Statement
(D)	Statement of Changes in Shareholder’s Equity
(E)	Segmental analysis: Key Financial and Operating Metrics
Fixed Division
- Consumer Segment
- Business Segment
- Wholesale and Operations
Mobile Division
- KPN Mobile The Netherlands
- E-Plus
- BASE
(F)	Additional information: MTA impact

(A)          Consolidated Statement of Income

Q2 2005	Q2 2004	In millions of euro, unless otherwise stated	YTD 2005	YTD 2004
2,914	2,868	Net sales	5,752	5,736
36	42	Other operating revenues	88	118
2,950	2,910	Total operating revenues	5,840	5,854

-24	-38	Own work capitalized	-52	-71
273	249	Cost of materials	536	459
1,005	947	Work contracted out and other expenses	2,001	1,917
382	444	Salaries and social security contributions	785	868
608	528	Depreciation, amortization and impairments	1,186	1,082
150	100	Other operating expenses	312	244
2,394	2,230	Total operating expenses	4,768	4,499

556	680	Operating profit	1,072	1,355

-120	-139	Finance costs - net	-265	-268
4	6	Share of the profit of associates and joint ventures	7	9
440	547	Profit on continuing operations before taxes	814	1,096

-201	-149	Income tax	-302	-284
239	398	Profit for the period	512	812

9	4	Profit attributable to minority shareholders	8	8
230	394	Profit attributable to equity holders of the parent	504	804

0.10	0.16	Earnings per ordinary share/ADS (in EUR)	0.22	0.33
0.10	0.17	Earnings per ordinary share/ADS on a fully diluted basis (in EUR)	0.22	0.33

(B)          Consolidated Balance Sheet

(before appropriation of net result)

ASSETS

In millions of euro	June 30, 2005	January 1, 2005(9)	December 31, 2004
NON-CURRENT ASSETS

Intangible assets
Licenses	4,169	4,320	4,348
Goodwill	4,084	4,139	4,139
Other intangibles	73	35	35
Software	163	173	173
Total	8,489	8,667	8,695

Property, plant & equipment
Land and buildings	758	788	814
Plant and equipment	6,883	7,360	7,391
Other tangible fixed assets	181	214	214
Assets under construction	618	555	560
Total	8,440	8,917	8,979

Investments in joint ventures and associates	22	17	17
Derivative financial instruments	59	28	—
Investments	—	—	146
Deferred tax assets	1,266	1,680	1,609
Trade and other receivables	39	115	232

Total non-current assets	18,315	19,424	19,678

CURRENT ASSETS
Inventory	134	188	190
Trade and other receivables	2,332	2,161	2,242
Available-for-sale financial assets	1	169	—
Derivative financial instruments	1	9	—
Cash and cash equivalents	2,640	2,158	1,551
Total	5,108	4,685	3,983

Non-current assets held for sale	77	121	—

TOTAL	23,500	24,230	23,661

(9)          The opening balance sheet for the fiscal year 2005 has been restated for the application of IAS 32/39 and IFRS 5 as from January 1, 2005. For further details, we refer to our press release on the application of IFRS dated April 18, 2005.

LIABILITIES

In millions of euro	June 30, 2005	January 1, 2005	December 31, 2004
GROUP EQUITY
Shareholders’ equity	5,111	6,266	6,411
Minority interests	134	145	145
Total	5,245	6,411	6,556

NON-CURRENT LIABILITIES
Borrowings	7,563	6,787	7,821
Derivative financial instruments	757	1,074	—
Retirement benefit obligations	1,462	1,577	1,577
Deferred tax liabilities	2,103	2,184	2,184
Provisions for other liabilities and charges	382	315	315
Other payables	351	360	360
Total	12,618	12,297	12,257

CURRENT LIABILITIES
Trade and other payables	2,748	2,851	2,881
Borrowings	2,466	2,126	1,659
Derivative financial instruments	101	146	—
Current tax liabilities	223	197	197
Provisions for other liabilities and charges	64	111	111
Total	5,602	5,431	4,848

Liabilities directly associated with non-current assets classified as held for sale	35	91	—

TOTAL	23,500	24,230	23,661

(C)          Consolidated Cash Flow Statement

Q2 2005	Q2 2004	In millions of euro	YTD 2005	YTD 2004
556	680	Operating profit	1,072	1,355

608	528	Depreciation, amortization and impairments	1,186	1,082
-8	-20	Book gains	-29	-56
-83	-4	Total changes in provisions (excluding deferred taxes)	-105	13
24	-15	Inventory	54	-32
28	18	Trade receivables	-65	14
15	3	Prepayments and accrued income	-89	-96
12	11	Other current assets	34	48
-56	43	Accounts payables	-88	-213
-65	-111	Accruals and deferred income	-109	-142
6	3	Current liabilities (excluding short-term financing)	7	35
-17	-94	Taxes received (paid)	-21	-11
-122	-194	Interest paid	-131	-196
1	—	Received dividend	5	—
899	848	Net cash flow provided by operating activities	1,721	1,801

—	-10	Acquisition of subsidiaries, associated and joint ventures	-10	-10
—	—	Disposal of subsidiaries, associated and joint ventures	9	—
-3	-14	Investments in intangible assets (excluding software)	-18	-20
-324	-377	Investments in property, plant and equipment and software	-556	-684
7	3	Disposals of property, plant and equipment and software	9	4
3	0	Disposals of intangible assets (excluding software)	5	—
40	31	Disposal available-for-sale financial assets and other	202	101
-277	-367	Net cash flow used in investing activities	-359	-609

-804	-218	Share repurchase	-968	-467
-33	-29	Share repurchases for option plans	-33	-29
-609	-606	Dividend paid	-609	-606
-279	-904	Redemption of long-term loans	-311	-943
8	—	Exercise of share options	8	—
1,000	—	Proceeds from borrowings	1,000	—
21	5	Changes in interest-bearing current liabilities	32	5
-696	-1,752	Net cash flow used in financing activities	-881	-2,040

-74	-1,271	Changes in cash and cash equivalents	481	-848

2,722	2,231	Cash and cash equivalents at beginning of period(10)	2,166	1,807
—	—	Exchange rate differences	1	1
-74	-1,271	Changes in cash and cash equivalents	481	-848
2,648	960	Cash and cash equivalents at end of period(11)	2,648	960

(10) Of which EUR 8 million relates to PanTel as of December 31, 2004. This amount is included in non-current assets held for sale in the opening balance sheet.

(11) Of which EUR 8 million relates to SNT as of June 30, 2005. This amount is included in non-current assets held for sale.

(D)          Statement of changes in shareholders’ equity

In millions of euro (except for number of shares)	2005	2004

Balance as of December 31 prior year	6,411	N/A

Fair value adjustments borrowings and derivatives	-239	N/A
Fair value adjustments available-for-sale financial assets	23	N/A
Tax effect on abovementioned adjustments	71	N/A
Balance as of January 1,	6,266	6,535

Profit attributable to equity holders of the parent	504	804
Other changes	-42	29
Total result for the period	462	833
Shares repurchased	-1,024	-496
Dividends paid	-609	-606
Issued shares	20	—
Other changes	-4	—
Balance as of June 30,	5,111	6,266

Number of issued shares as of June 30,(12)	2,332,400,000	2,490,996,845

Weighted average number of outstanding shares (excluding the average number of repurchased shares and shares for option plans) during the half year	2,258,828,002	2,436,698,073

(12) Including 148,247,197 shares repurchased before June 30, 2005 (June 30, 2004: 80,115,000 shares) under the share repurchase program. After cancellation, the number of outstanding shares will decrease.

(E)           Segmental analysis: Key Financial and Operating Metrics

Consumer

Q2 2005	Q2 2004	In millions of euro	YTD 2005	YTD 2004
426	437	Voice Consumer	853	883
176	162	Internet	356	337
—	—	Other (incl. intrasegment revenues)	3	-1
602	599	Operating revenues	1,212	1,219
597	593	Of which External revenues	1,204	1,203

513	501	Operating expenses	1,024	1,045
9	6	Of which: deprec., amortization and impairments	19	9

89	98	Operating profit	188	174

Number of connections (in thousands)	Q2 2005	Q2 2004
PSTN	4,713	4,897
ISDN	508	536
Total	5,221	5,433

Q2 2005	Q2 2004	Traffic volumes (in billions of minutes)	YTD 2005	YTD 2004
1.66	1.77	Domestic local	3.48	3.76
0.70	0.75	Domestic long-distance	1.46	1.60
2.36	2.52	Total domestic	4.94	5.36
0.29	0.28	Fixed-to-mobile	0.56	0.55
0.09	0.10	International	0.19	0.21
2.74	2.90	Total Voice Consumer	5.69	6.12

Q2 2005	Q2 2004	Access revenues (in millions of euro)	YTD 2005	YTD 2004
116	82	ADSL connection revenues	227	154
24	47	Internet dial-up revenues	57	111
36	33	Other (including value-added services)	72	72
176	162	Total	356	337

Operational data	Q2 2005	Q2 2004
Number of KPN ADSL connections (in thousands)(13)	1,567	1,057
Number of KPN ISP customers (in thousands)(14)	1,896	1,607
Retail market share consumer broadband(15)	32.3%	26.1%
Internet traffic volumes (in billions of minutes)	0.67	1.34

(13) Excluding CistroN customer base

(14) Including Direct ADSL

(15) Defined as the market share consumer broadband of KPN ISPs and Direct ADSL (including Freeler and CistroN).

Business

Q2 2005	Q2 2004	In millions of euro	YTD 2005	YTD 2004
313	349	Voice Business	635	715
186	198	Connectivity	369	398
100	96	IMS	199	194
98	109	EnterCom	201	220
-34	-18	Other (incl. intrasegment revenues)	-64	-29
663	734	Operating revenues	1,340	1,498
627	695	Of which External revenues	1,264	1,420

569	643	Operating expenses	1,171	1,309
21	21	Of which: deprec., amortization and impairments	34	37

94	91	Operating profit	169	189

Number of connections (in thousands)	Q2 2005	Q2 2004
PSTN	996	1,065
ISDN	956	976
Total	1,952	2,041

Q2 2005	Q2 2004	Traffic volumes (in billions of minutes)	YTD 2005	YTD 2004
0.94	1.12	Domestic local	1.96	2.39
0.84	1.00	Domestic long-distance	1.74	2.12
1.78	2.12	Total domestic	3.70	4.51
0.36	0.75	Internet-related	0.81	1.73
0.34	0.34	Fixed-to-mobile	0.66	0.68
0.13	0.15	International	0.27	0.31
2.61	3.36	Total Voice Business	5.44	7.23

Operational data		Q2 2005	Q2 2004
Number of leased lines		51,968	61,721
Of which:	- analog	40,674	43,912
	- digital	11,294	17,809
IP-VPN connections (Epacity)		35,466	23,746
VPN (customers)		1,607	1,141

Wholesale & Operations

Q2 2005	Q2 2004	In millions of euro	YTD 2005	YTD 2004
1,057	1,102	Carrier Services	2,089	2,238
196	211	Other (incl. intrasegment revenues)	397	425
1,253	1,313	Operating revenues	2,486	2,663
369	364	Of which External revenues	711	745

1,068	1,042	Operating expenses	2,068	2,128
321	311	which: deprec., amortization and impairments	605	627

185	271	Operating profit	418	535

Q2 2005	Q2 2004	Traffic volumes (in billions of minutes)	YTD 2005	YTD 2004
3.39	3.32	Terminating	6.92	6.91
2.76	2.94	Originating – voice	5.76	6.16
0.49	1.01	Originating – Internet	1.16	2.38
1.72	1.54	Transit	3.28	3.06
2.03	1.75	International	3.75	3.35
10.39	10.56	Total Carrier Services	20.87	21.86
0.22	0.25	Of which to Voice CM and Voice BM	0.46	0.52

Mobile The Netherlands

Q2 2005	Q2 2004	In millions of euro	YTD 2005	YTD 2004
569	537	Service revenues	1,090	1,054
17	25	Equipment sales and other operating revenues	53	64
586	562	Operating revenues	1,143	1,118
474	438	Of which External revenues	931	872

411	380	Operating expenses	830	737
58	41	Of which: deprec., amortization and impairments	114	84

175	182	Operating Profit	313	381

Q2 2005	Q2 2004		YTD 2005	YTD 2004
2,325	2,022	Traffic volume (in millions of minutes)	4,426	3,983

123	127	Weighted monthly AMPU (in minutes)	118	126
28	39	- Prepaid	27	38
280	277	- Postpaid	272	275

30	34	Total monthly ARPU (in EUR)	29	33
8	12	- Prepaid	8	11
67	71	- Postpaid	66	71

20%	18%	Gross churn	19%	18%
24%	19%	- Prepaid	21%	20%
14%	16%	- Postpaid	15%	15%

Customers (in thousands)	30.06.05	31.03.05	31.12.04	30.09.04	30.06.04
Prepaid	3,895	3,963	3,890	3,679	3,429
of which i-mode	472	473	424	378	320
Postpaid	2,418	2,327	2,186	2,094	1,977
of which i-mode	253	243	237	234	247
Total	6,313	6,290	6,076	5,773	5,406
of which i-mode	725	716	661	612	567

The Netherlands

Blended ARPU of EUR 30 for the quarter showed a slight improvement on the first quarter (EUR 28), driven by improvements in both postpaid (up to EUR 67 from EUR 64) and prepaid (up to EUR 8 from EUR 7), but was down from EUR 34 the previous year.

Post-paid churn decreased slightly to 14% from 15% in the first quarter and from 16% in the second quarter of 2004. As a result of changes to the prepaid disconnection policy implemented last year, prepaid churn increased to 24%, up from 18% in Q1 and from 19% in the second quarter of 2004.

E-Plus

Q2 2005	Q2 2004	In millions of euro	YTD 2005	YTD 2004
622	561	Service revenues	1,188	1,092
88	79	Equipment sales and other operating revenues	162	136
710	640	Operating revenues	1,350	1,228
698	628	Of which External revenues	1,328	1,206

720	571	Operating expenses	1,398	1,127
164	105	Of which: deprec., amortization and impairments	337	232

-10	69	Operating Profit	-48	101

Q2 2005	Q2 2004		YTD 2005	YTD 2004
2,281	1,951	Traffic volume (in millions of minutes)	4,329	3,791

78	76	Weighted monthly AMPU (in minutes)	75	75
21	23	- Prepaid	20	23
134	135	- Postpaid	129	133

21	22	Total monthly ARPU (in EUR)	21	22
6	7	- Prepaid	6	7
36	38	- Postpaid	35	38

25%	20%	Gross churn	24%	21%
34%	21%	- Prepaid	31%	21%
16%	19%	- Postpaid	18%	21%

Customers (in thousands)	30.06.05	31.03.05	31.12.04	30.09.04	30.06.04
Prepaid	4,758	4,764	4,787	4,639	4,531
of which i-mode	448	449	423	349	273
Postpaid	5,039	4,887	4,724	4,426	4,185
of which i-mode	710	684	670	653	582
Total	9,797	9,651	9,511	9,065	8,716
of which i-mode	1,158	1,133	1,093	1,002	855

Germany

At EUR 21 per customer per month, blended ARPU was up EUR 1 on the first quarter of 2005 and down EUR 1 on the same period last year. Post-paid ARPU rose EUR 2 on the first quarter to EUR 36, but fell EUR 2 compared to the previous year. Prepaid ARPU remained flat quarter on quarter at EUR 6, down EUR 1 from its Q2 2004 level.

Churn amongst contract customers decreased in the second quarter to 16%, down from 19% a year ago. Prepaid churn however increased significantly from 21% to 34% as a result of E-Plus’ efforts to eliminate non-active customers from its prepaid customer base.

BASE

Q2 2005	Q2 2004	In millions of euro	YTD 2005	YTD 2004
136	101	Service revenues	257	199
2	3	Equipment sales and other operating revenues	3	7
138	104	Operating revenues	260	206
130	98	Of which External revenues	246	193

115	112	Operating expenses	221	217
29	33	Of which: deprec., amortization and impairments	58	67

23	-8	Operating Profit	39	-11

Q2 2005	Q2 2004		YTD 2005	YTD 2004
635	456	Traffic volume (in millions of minutes)	1,224	855

117	108	Weighted monthly AMPU (in minutes)	116	105
84	81	- Prepaid	83	76
250	213	- Postpaid	244	211

25	24	Total monthly ARPU (in EUR)	24	24
15	13	- Prepaid	15	14
63	66	- Postpaid	61	65

12%	22%	Gross churn	14%	19%
10%	22%	- Prepaid	12%	18%
20%	23%	- Postpaid	19%	23%

Customers (in thousands)	30.06.05	31.03.05	31.12.04	30.09.04	30.06.04
Prepaid	1,481	1,400	1,324	1,218	1,147
of which i-mode	2	3	2	3	3
Postpaid	367	361	323	299	290
of which i-mode	22	24	26	26	27
Total	1,848	1,761	1,647	1,517	1,437
of which i-mode	24	27	28	29	30

Belgium

Blended ARPU rose slightly to EUR 25 from EUR 24 in the first quarter and one year ago. ARPU for contract customers increased compared to the first quarter at EUR 63 versus EUR 59; this was however a decrease compared with Q2 2004 levels. Prepaid ARPU on the other hand rose 15% year on year to EUR 15, up from EUR 13.

Blended churn fell significantly to 12% by the end of the quarter, down from 22% in the second quarter of 2004.

Other Activities

Q2 2005	Q2 2004	In millions of euro	YTD 2005	YTD 2004
55	93	Operating revenues	150	210
55	93	Of which External revenues	150	210

45	109	Operating expenses	144	217
4	12	Of which: deprec., amortization and impairments	16	26

10	-16	Operating Profit	6	-7

(F)	Additional Information:
Impact of MTA tariff reductions on operating revenues and operating profit

Change in Q2 2005			Change in YTD 2005
Operating revenues	Operating profit	In millions of euro	Operating revenues	Operating profit
-21	-12	KPN Mobile The Netherlands	-40	-23
-24	-19	E-Plus	-47	-37
-45	-31	Total Mobile division	-87	-60

-7	—	Voice Consumer	-13	—
-8	—	Voice Business	-15	—
-36	—	Carrier Services	-69	—
-51	—	Total Fixed division	-97	—

29	—	Intercompany eliminations	55	—

-67	-31	KPN Consolidated	-129	-60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: 9 August 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel